GELTOLOGY INC.
Room 2903, Unit B

Jianwai SOHO East District

No.39 East Three Ring Middle Road

Chaoyang District, Beijing City, China

October 16, 2012

Justin Dobbie Legal Branch Chief U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C.20549

Re:	Geltology Inc. Amendment No. 3 to Form 8-K Filed on September 26, 2012 File No. 333-174874

Dear Mr. Dobbie:

Geltology Inc., a Delaware corporation (the “Company”), hereby provides responses to comments issued in a letter dated October 2, 2012 (the “Staff’s Letter”) regarding the Company’s Current Report on Form 8-K (the “8-K”). Contemporaneous with this submission, we have filed an amended Form 8-K (the “Amended 8-K”) reflecting our responses of the Company below.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended 8-K, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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Management’s Discussion and Analysis, page 26

Liquidity and Capital Resources, page 36

1.	We note from page 37 that orange trees were purchased in 2011 at a purchase price of $14.7 million, of which, $12 million had been repaid by June 30, 2012. Please tell how such transaction was reflected in your financial statements including when the $14.7 million purchase price was borrowed, the source of the borrowings, the amounts repaid at December 31, 2011, and how the orange trees acquired were recorded in your financial statements.

RESPONSE: We would like to clarify that the purchase that was referred to in the prior version is actually referring to a lease of 7,326.50 mu where approximately 308,000 naval orange trees are cultivated. The total lease liability was $15, 507, 804 (RMB 98, 524,800) as disclosed in Note 7 to the December 31, 2011 Consolidated Financial Statements, and Note 9 to the June 30, 2012 Consolidated Financial Statements. In addition, the payment made was not financed through credit, but was paid using cash generated from operations.

Pursuant to the contract terms, the Company paid 40% of the lease amount of $6,204,538 (RMB 39,418,920) by the end of 2011 using cash generated from the Company’s operations. The balance of in the amount of $9,303,266 (RMB 59,105,880) was included in Accounts Payable. Corresponding to the liability, the Company recorded the total lease as a prepaid lease, and presented it on the Balance Sheet between current prepaid lease and noncurrent prepaid lease because the lease contract mandates that the total lease amount be paid off during a two-year period. .

For a better presentation of our explanation above, please see the reconciliation below :

	RMB	USD

Total lease amount:	98,524,800	15,507,804

Payment made during 2011	(39,418,920)	(6,204,538)

Remaining balance	59,105,880	9,303,266

Accounts payable-other		300,604

Accrued expenses		131,203

Accounts payable and accrued expenses as presented on the balance sheet		9,735,073

Total lease presented on the balance sheet as of December 31, 2011:

Prepaid lease-current		1,550,780

Prepaid lease-noncurrent		12,406,243

		13,957,023

Accumulated amortization for the year added back		1,550,781

Total lease amount per lease contract		15,507,804

2.	We note from your response that you have revised your response to prior comment 34. In this regard, we are unclear as to how you determined a profit margin of 70% given that your 2011 profit margin of net income to revenues is approximately 45% and your 2012 profit margin to date is approximately 39%. Please provide us with support for your 70% assumption of profit or revise your presentation accordingly.

RESPONSE: After a further detailed analysis, the Company has revised the disclosure to address the Staff’s comments substantially in the form set forth below:

The Company leased orchards of 7,326.50 mu where approximately 308,000 naval orange trees are cultivated, all of which are aged between 5 and 7 years. Based on past experience, each of these trees can produce an average of 45kg of naval oranges. As such, we estimate that these leased trees will produce a total output of approximately 13.86 million kg of naval oranges. Per the lease contract, the Company will keep 60% of the total output, which amounts to approximately 8.316 million kg of naval oranges in year 2012.

We also estimate that the average selling price will be $0.81. Therefore, the Company is expected to generate sales revenue of approximately $6.74 million from these newly leased orchards. Using our average historical net profit margin of 42%, the Company's projected net profit for the year 2012 is approximately $2.8 million from these newly leased orchards. In addition to net profit generated from the newly leased orchards, the Company is expected to generate approximately another $5.5 million net profit from its own orchards as well as purchased oranges. In total, the Company expects to have net profits of approximately $8.3 million for the year 2012, provided that there are no unforeseen circumstances, such as cost increases or weather conditions that impact the tree output.

An illustrated projection is presented below just for the Staff’s reference:

Number of leased trees:	308,000

Estimated output per tree in 2012 (kg)	45

Total estimated output from leased trees	13,860,000

% share to the Company	60%

8,316,000

Estimated selling price per kg	$0.81

Estimated sales revenue	6,735,960

Average historical net profit margin	42%

Projected net profit from leased trees	$2,829,103

Exhibit 99.1

Notes to Consolidated Financial Statements, page 6

Note 7—Prepaid Leases, page 11

3.	We note from the disclosure included in Note 7 that on April 1, 2011, General Fruit entered into lease contracts with a group of individual orchard owners pursuant to which General Fruit was authorized to operate the orchards for 10 years starting January 1, 2011. We also note that these leases are being accounted for as operating leases and the aggregate amount of $15,507,803 is being amortized over ten years. With regard to these lease contracts, please tell us and revise Note 7 to your financial statements to disclose whether the aggregate amount of $15,507,803 was paid at the inception of the lease on April 1, 2011 and explain how you funded such payment. If such amount was not paid at the inception of the lease, please explain why you believe it is appropriate to reflect a prepaid lease asset on your balance sheet. Note 9 to your interim financial statements should be similarly revised.

RESPONSE: As per our response to comment #1, $15,507,804 was the total lease amount and the Company made a payment equivalent to 40% of the total lease amount during 2011; which was paid using cash generated from the Company’s operations. The balance was recorded in Accounts Payable on the Company’s balance sheet as of December 31, 2011. As a corresponding entry to the total lease amount, the Company recorded the total lease amount as an asset and presented it on the balance sheet as a prepaid lease (current and non-current) and amortized it over ten years, which is the contract term. We believe this is the appropriate manner to disclose our liability with a corresponding asset. We have updated Notes 7 and 9 to include that a payment equal to 40% of the total lease payment was made during 2011 using cash from operations.

The undersigned as an officer of the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact our attorney, Tahra T. Wright, of Loeb & Loeb LLP at (212) 407-4122.

Sincerely,

Geltology, Inc.

By: Xingping Hou

Name: Xingping Hou

Title: Chief Executive Officer